Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Calumet Specialty Products Partners, L.P. and Calumet Finance Corporation for the registration of $275,000,000 of 9 5/8% Senior Notes due 2020 and to the incorporation by reference therein of our reports dated February 29, 2012, with respect to the consolidated financial statements of Calumet Specialty Products Partners, L.P., and the effectiveness of internal control over financial reporting of Calumet Specialty Products Partners, L.P., included in the Annual Report (Form 10-K) of Calumet Specialty Products Partners, L.P. for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Indianapolis, Indiana
November 28, 2012